Exhibit 99.1

ASM International N.V.

ASM International N.V. Provides Front-end Operations Update

BILTHOVEN, the Netherlands, January 24, 2007 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announced today that it expects Front-end sales reached a record level for 2006. The Company expects to report fourth quarter Front-end sales of € 108 million and Front-end bookings of € 113 million. ASMI also noted that based on current customer activity, the 2007 first-half outlook for Front-end orders is positive, and the Company reiterated its guidance that Front-end operations will be profitable for the year 2007.

The increase in Front-end fourth quarter bookings reflects strong contributions from vertical furnaces, an ASMI’s core product, and from the Company’s developing atomic layer deposition (ALD and PEALD) products for both transistor and capacitor applications.

“In line with our guidance, 2006 second-half Front-end sales were comparable to first-half and we confirm our 2006 Front-end EBITDA will be double-digit millions of Euros” commented Arthur del Prado, President and CEO of ASM International. ASMI’s prior guidance indicated that for the full-year 2006, it expected the Front-end EBITDA, excluding one-time charges related to the discontinued operations of NuTool®, would be double digit.

In December 2006, the Company announced it received net cash proceeds of approximately € 11 million from the transfer of the NuTool IP to an undisclosed party. Consequently, the Company will have to disclose NuTool’s operations as ‘discontinued operations’ in 2006. As such, ASMI will record net impairment losses amounting to € 5 million and a non-cash charge for cumulative currency losses also amounting to € 5 million.

“Entering 2007, we feel comfortable with the prospects for business in the first-half year, and while visibility is limited for the second-half, we believe our leading-edge technologies will benefit ASMI as the industry will enter the 45nm era later in the year,” concluded Mr. del Prado.

ASMI will report audited 2006 financial statements on March 8, 2007. The delayed reporting date relates to the additional time required by the Company and its auditors to complete the documentation as mandated by Section 404 of the Sarbanes-Oxley Act of 2002 in the United States.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:
Naud van der Ven	Erik Kamerbeek	Mary Jo Dieckhaus
Chief Financial Officer	Investor Relations	Investor Relations
+31 (0)30-229-8540	+31 (0)30-229-8500	+1 212-986-2900
Naud.van.der.ven@asm.com	erik.kamerbeek@asm.com	maryjo.dieckhaus@asm.com